PLOTS INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Plots Inc.
Coudersport, Pennsylvania

We have reviewed the accompanying financial statements of Plots Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations, experienced negative cash flows from operating activities, and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

October 26, 2026
Calabasas, CA 91302

PLOTS INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2025**		**2024**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	373,569	$	2,064,992
Total Current Assets		**373,569**		**2,064,992**
Property and Equipment, net		1,151		1,918
Security Deposit		-		53,998
Total Assets	**$**	**374,720**	**$**	**2,120,908**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Credit Cards	$	6,363	$	3,274
Current Portion of Related Party Loans		12,730		304
Total Current Liabilities		**19,093**		**3,578**
Simple Agreement for Future Equity		3,955,437		3,586,125
Total Liabilities		**3,974,530**		**3,589,703**
STOCKHOLDERS' DEFICIT				
Common Stock		64		64
Additional Paid in Capital		37,047		13,502
Accumulated Deficit		(3,636,921)		(1,482,361)
Total Stockholders' Deficit		**(3,599,810)**		**(1,468,795)**
Total Liabilities and Stockholders' Deficit	**$**	**374,720**	**$**	**2,120,908**

See accompanying notes to financial statements.

PLOTS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 1,140,262	$ 822,259
Cost of Revenue	271,054	142,038
Gross Profit	**869,208**	**680,221**
Operating Expenses		
General and Administrative	1,954,275	1,166,842
Research and Development	925,380	540,400
Selling and Marketing	156,894	5,563
Total Operating Expenses	**3,036,549**	**1,712,805**
Operating Loss	**(2,167,341)**	**(1,032,584)**
Interest Expense	-	-
Excess of Stated Value over Fair Value of SAFE Derivative Instrument	(5,688)	(46,375)
Other Loss/(Income)	(7,093)	(4)
Loss Before Provision for Income Taxes	**(2,154,560)**	**(986,205)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,154,560)**	**$ (986,205)**

See accompanying notes to financial statements.

PLOTS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2023	**6,375,000**	**$ 64**	**$ 405**	**$ (496,156)**	**$ (495,687)**
Capital contribution			3,003		3,003
Share-Based Compensation			10,094		10,094
Net Loss				(986,205)	(986,205)
Balance—December 31, 2024	**6,375,000**	**64**	**13,502**	**$ (1,482,361)**	**$ (1,468,795)**
Share-Based Compensation			23,545		23,545
Net Loss				(2,154,560)	(2,154,560)
Balance—December 31, 2025	**6,375,000**	**$ 64**	**$ 37,047**	**$ (3,636,921)**	**$ (3,599,810)**

See accompanying notes to financial statements.

PLOTS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (2,154,560)	$ (986,205)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	3,922	3,752
Share-Based Compensation	23,545	10,094
Excess of Stated Value over Fair Value of SAFE Derivative Instrument	(5,688)	(46,375)
Changes in Operating Assets and Liabilities:		
Credit Cards	3,089	2,852
Security Deposit	53,998	(53,998)
Net Cash Used In Operating Activities	**(2,075,694)**	**(1,069,880)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(3,155)	(5,300)
Net Cash Used in Investing Activities	**(3,155)**	**(5,300)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	3,003
Proceeds/(Repayment) of Related Party Loans	12,426	(25)
Proceeds from Issuance of Simple Agreement for Future Equity	375,000	2,650,000
Net Cash Provided by Financing Activities	**387,426**	**2,652,978**
Change in Cash	**(1,691,423)**	**1,577,798**
Cash —Beginning of The Year	2,064,992	487,194
Cash—End of The Year	**$ 373,569**	**$ 2,064,992**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Plots Inc. (the "Company") was incorporated on February 16, 2022, in the state of Delaware. The financial statements of Plots Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Coudersport, Pennsylvania.

The Company operates Plots, an event discovery and ticketing platform for Gen Z, available on iOS, Android and the web (plots.events). Users discover local events (parties, concerts, nightlife, campus and community events) and RSVP or buy tickets; hosts use Plots' free tools to create events, sell tickets, manage guest lists and message attendees. Plots also aggregates events from other ticketing platforms and organizers' social accounts so the app has a full picture of what is happening in each city. As of October 22, 2026, the platform has connected 1.45 million people to over 21,000 experiences across 30+ cities in the U.S. and has over 250,000 monthly active users.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash exceeded FDIC insured limits by $48,717 and $1,814,992, respectively

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company earns revenue primarily through service fees charged to event attendees upon the purchase of tickets through the platform. The Company acts as an agent in these transactions, as it does not control the underlying tickets prior to transfer to the attendee; accordingly, revenue is recognized on a net basis at the point in time the transaction is completed.

Cost of Revenue
Cost of revenue consists primarily of payment processing fees charged by third-party payment processors, including Stripe, in connection with ticket transactions facilitated through the platform.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at contract inception. Leases are classified as operating or finance leases based on the underlying terms of the lease agreement.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has elected the short-term lease exemption for leases with a term of twelve months or less. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term and no ROU asset or lease liability is recorded.

During the year ended December 31, 2024, the Company entered into a short-term residential lease for office premises located at 2238 Stradella Road, Los Angeles, California, commencing December 26, 2024 and expiring June 25, 2025, with monthly payments of $26,999. As the lease term did not exceed twelve months, the Company elected the short-term lease exemption and recognized lease payments as expense on a straight-line basis. The lease expired in accordance with its terms in June 2025 and was not renewed. As of December 31, 2024, the Company had no operating or finance lease arrangements requiring recognition of right-of-use assets or lease liabilities on the balance sheet.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $156,894 and $5,563, which is included in sales and marketing expenses.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions

The Company identifies and discloses material transactions and balances with related parties, including its Parent and entities under common control, in accordance with ASC 850, Related Party Disclosures.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Equipment	$ 10,767	$ 7,612
Property and Equipment, at cost	**10,767**	**7,612**
Accumulated Depreciation	(9,616)	(5,694)
Property and Equipment, net	**$ 1,151**	**$ 1,918**

Depreciation expense for the years ended December 31, 2025 and 2024 was $3,922 and $3,752, respectively.

4. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2025	As of Year Ended December 31, 2024
SAFE - 2022	2022	n.a.	$ 500,000	80%	$ 500,000	$ 500,000
SAFE - 2023	2023	10,000,000	500,000	80%	500,000	500,000
SAFE - 2024	2024	Not Set	275,000	n.a.	275,000	275,000
SAFE - 2024	2024	25,000,000	125,000	80%	125,000	125,000
SAFE - 2024	2024	Not Set	750,000	80%	750,000	750,000
SAFE - 2024	2024	15,000,000	1,500,000	n.a.	1,500,000	1,500,000
SAFE - 2025	2025	25,000,000	50,000	80%	50,000	-
SAFE - 2025	2025	25,000,000	325,000	n.a.	325,000	-
Excess of Stated Value over Fair Value of SAFE Derivative Instrument					(69,563)	(63,875)
Total SAFE(s)			**$ 4,025,000**		**$ 3,955,437**	**$ 3,586,125**

The Company has entered into Simple Agreements for Future Equity ("SAFEs") with certain investors. The SAFEs do not bear interest and have no maturity date.

Upon an Equity Financing, each SAFE will automatically convert into the greater of: (i) shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock sold in such financing, or (ii) shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price.
Upon a Liquidity Event, each SAFE will automatically entitle the investor to receive proceeds equal to the greater of: (i) the original purchase amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price. Upon a Dissolution Event, investors are entitled to receive the Cash-Out Amount from available proceeds. In a Liquidity or Dissolution Event, the SAFEs are intended to operate as standard non-participating Preferred Stock. The investors' rights rank: (i) junior to outstanding indebtedness and creditor claims; (ii) pari passu with other SAFEs and Preferred Stock, with proceeds distributed pro rata if insufficient; and (iii) senior to Common Stock.
The Company has determined that the SAFEs represent mandatorily redeemable financial instruments under ASC 480, as the agreements may require the Company to redeem the instruments for cash upon a change of control - an event not solely within the control of the Company. Accordingly, the SAFEs are classified as liabilities on the balance sheet and measured at fair value, with changes in fair value recognized in the statement of operations in the period incurred.

Related Party Loans

During the years presented, the Company borrowed money from the founder and CEO, Tristan Amell. The details of the loans from the owners are as follows:

				As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Tristan Amell	$ 12,730	0%	No set maturity	$ 12,730	$ -	$ 12,730	$ 304	$ -	$ 304
Total	**$ 12,730**			$ 12,730	$ -	$ 12,730	$ 304	$ -	$ 304

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5. SHARE BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.57%	3.88%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company’s stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**400,000**	**$**	**0.05**	**-**
Granted	1,762,500			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2024	**2,162,500**	**$**	**0.05**	**9.25**
Exercisable Options at December 31, 2024	**353,125**	**$**	**0.05**	**9.25**
Granted	-		-	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2025	**2,162,500**	**$**	**0.05**	**8.25**
Exercisable Options at December 31, 2025	**786,665**	**$**	**0.05**	**8.25**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $23,545 and $10,094, respectively.

6. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 15,000,000 shares of common stock with par value of $0.00001. As of December 31, 2025, and 2024, 6,375,000 shares of common stock have been issued and were outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,		**2025**		**2024**
Net Operating Loss	$	(641,233)	$	(316,323)
Valuation Allowance		641,233		316,323
Net Provision For Income Tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (1,050,726)	$ (409,493)
Valuation Allowance	1,050,726	409,493
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,390,532. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations. For legal proceedings arising subsequent to December 31, 2025, refer to Note 11- Subsequent Events.

9. RELATED PARTY TRANSACTIONS

The Company received informal advances from its founder and Chief Executive Officer, Tristan Amell. The advances bear no interest, are not supported by a formal loan agreement, and have no fixed maturity date. As the advances may be called at any time, they are classified as current liabilities on the balance sheet. Imputed interest was determined to be immaterial and has not been recorded. As of December 31, 2025 and 2024, the outstanding balance due to the founder and CEO was $12,730 and $304, respectively.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,167,341, an operating cash outflow of $2,075,694 and liquid assets in cash of $373,569, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

11. SUBSEQUENT EVENTS

On March 30, 2026, the Company entered into a Future Receipts Sale Agreement with Forward Financing LLC, pursuant to which the Company sold $112,500 of future receipts in exchange for a purchase price of $75,000, net of an origination fee of $2,250, resulting in net proceeds of $72,750 deposited into the Company's bank account. Under the terms of the agreement, Forward Financing LLC is authorized to collect 10% of the Company's monthly future receipts via weekly ACH debits of $2,812.50 until the full amount sold of $112,500 has been collected. The agreement is secured by the Company's future receipts, and the Company's principal, Tristan Amell, provided a limited personal guarantee.

Subsequent to December 31, 2025, the Company issued Simple Agreements for Future Equity ("SAFEs") to various investors for aggregate proceeds of $225,000. The SAFEs were issued with post-money valuation caps of $25,000,000 and discount rates of up to 20%.

Subsequent to December 31, 2025, the Company became subject to two legal proceedings under the Telephone Consumer Protection Act (TCPA):

- In the first matter, Nathalie Salcedo v. Plots, Inc., No. 0:26-cv-60970 (S.D. Fla.), filed April 7, 2026, the plaintiff alleges the Company sent 61 unsolicited text messages between August 2025 and January 2026. A default judgment of $31,065 was entered against the Company on June 24, 2026. As of the date of these financial statements, the judgment remains unpaid and the Company's legal team is working toward a resolution.
- In the second matter, Angie Salcedo v. Plots, Inc., No. 0:26-cv-60986 (S.D. Fla.), filed April 7, 2026, the plaintiff alleges the Company sent two unsolicited text messages in July 2025. A clerk's default was entered on May 12, 2026, and a motion for default judgment seeking $1,565 was pending before a magistrate judge as of the date of these financial statements. No judgment has been entered.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.